SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________________________ to ___________________________

Commission file number _______

A.     Full title of the plan and the address of the plan, if different from that of the issuer named below:

SAP America, Inc. 401(k) Plan
SAP America, Inc.
3999 West Chester Pike
Newtown Square, PA 19073

B.     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SAP Aktiengesellschaft Systeme, Anwendungen, Produkte in der Datenverarbeitung
Neurottstrasse 16
69190 Walldorf
Federal Republic of Germany

Index to Exhibits appears on page II-3

SAP America, Inc.
401(k) Plan

Financial Statements
As of December 31, 2001 and 2000
Together with Auditors’ Report

Report of Independent Public Accountants

To the Plan Administrator of the
SAP America, Inc. 401(k) Plan:

We have audited the accompanying Statements of Net Assets Available for Benefits of SAP America, Inc. 401(k) Plan as of December 31, 2001 and 2000, and the related Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2001. These financial statements and the schedule referred to below are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000 and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Arthur Andersen LLP

Arthur Andersen LLP

Philadelphia, Pennsylvania
May 10, 2002

SAP America, Inc.
401(k) Plan

Table of Contents

Statements of Net Assets Available for Benefits
As of December 31, 2001 and 2000	1

Statement of Changes in Net Assets Available for Benefits
For the year ended December 31, 2001	2

Notes to Financial Statements
As of December 31, 2001	3

Schedule of Assets Held for Investment Purposes – Schedule H, Line 4i
As of December 31, 2001	7

SAP America, Inc.
401(k) Plan

Statements of Net Assets Available for Benefits
As of December 31, 2001 and 2000

	2001	2000

Assets:
Investments, at fair value	$260,642,502	$225,784,520
Participant loans	3,675,235	3,530,208
Receivables:
Employer contributions	224,992	5,980,173
Participant contributions	963,841	737,531

Total receivables	1,188,833	6,717,704

Net assets available for benefits	$265,506,570	$236,032,432

The accompanying notes are an integral part of these financial statements.

SAP America, Inc.
401(k) Plan

Statement of Changes in Net Assets Available for Benefits
For the year ended December 31, 2001

Additions:
Additions to (reduction from) net assets attributed to–
Investment income/(loss):
Net depreciation in fair value of investments	$(30,322,159)
Interest and dividend income	6,951,213

(23,370,946)
Contributions–
Employer	10,418,269
Participant	50,640,242

61,058,511

Total additions	37,687,565

Deductions:
Deductions from net assets attributed to–
Benefits paid to participants	8,213,427

Total deductions	8,213,427

Net increase	29,474,138
Net assets available for benefits:
Beginning of year	236,032,432

End of year	$265,506,570

The accompanying notes are an integral part of these financial statements.

SAP America, Inc.
401(k) Plan

Notes to Financial Statements
As of December 31, 2001

1.     Description of plan:

As of December 28, 2001, the Plan name was changed from SAP America, Inc. 401(k) Profit Sharing Plan and Trust to SAP America, Inc. 401(k) Plan (the Plan). The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all employees of SAP America, Inc., SAP International, Inc., SAP Labs, Inc., SAP Public Services, Inc., SAP Markets, Inc., SAP Global Marketing, Inc., and SAP Portals, Inc. (collectively the Company). There are no minimum age or service requirements for employees to become eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA).

Contributions

Each year, participants may contribute up to 15 percent of eligible compensation, as defined in the Plan, not to exceed $10,500 for 2001 and 2000. The Plan limits eligible compensation to the amount prescribed by Section 401(a)(17) of the Internal Revenue Code for purposes of compensation reduction contributions. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers 13 mutual funds, the Company’s ADR Stock Fund and one common collective trust as investment options for participants. The Company matches 50 percent of the first 6 percent of eligible compensation that a participant contributes to the Plan. For purposes of employer matching and profit sharing contributions, the Company limits the eligible compensation to $100,000. Effective January 1, 2001, after-tax contributions are eligible for employer matching contributions. The matching Company contribution is invested as directed by the participant. Additional discretionary profit sharing amounts may be contributed at the option of the Company and are invested as directed by the participant. Discretionary profit sharing contributions were not made in 2001 and were 1.5 percent of eligible compensation for 2000. Effective January 1, 2002, the Company’s discretionary profit sharing contributions are allocated to participants who, with respect to the plan year for which a contribution is made, are employed by the Company on the last day of the plan year, have worked 1,000 hours in that year, and have elected a deferral contribution. The Company’s discretionary profit sharing contributions will be allocated as an additional matching contribution. Employees of SAP Markets, Inc. and SAP Portals, Inc. are not eligible for Company discretionary profit sharing contributions.

Participant accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings/losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. All amounts credited to the participant’s account are invested as directed by the participant. All dividends, capital gain distributions and other earnings received on investment options are specifically credited to a participant’s account and are immediately used to invest in additional shares of those investment options.

Vesting

Participants are vested immediately in their contributions plus actual earnings/losses thereon. Vesting in the Company contribution to their accounts is based on years of service as defined in the Plan. A participant is 50 percent vested after two years of service and 100 percent vested after three years of service.

Forfeitures

Effective January 1, 2001, forfeitures are first applied to pay administrative expenses and to offset required employer contributions. For the year ended December 31, 2001, $0 of forfeitures were used to pay administrative expenses and to offset required employer contributions. Any remaining forfeitures of contributions are allocated to all participants eligible to share in the allocations in the same proportion that each participant’s eligible compensation for the year compares to the aggregate eligible compensation of all participants for the year. At December 31, 2001 and 2000, forfeited non-vested accounts totaled $316,311 and $919,747, respectively.

Participant loans

Participants may borrow up to a maximum of $50,000 or 50 percent of their vested account balance, whichever is less. The loans are secured by the vested balance in the participant’s account with original terms of generally 60 monthly installments and bear interest at rates that range from 7.5 percent to 10.5 percent, which are commensurate with local prevailing rates as determined quarterly by the Plan Administrator. A maximum of two loans with outstanding balances is permitted at any time.

Payment of benefits

Upon termination of employment, a participant may elect to receive a distribution equal to the value of the participant’s vested interest in his or her account in the form of a lump-sum amount, agreed upon installments, or a life annuity with or without a survivor option. Effective January 1, 2002, employees (other then 5% owners) who attain the age of 70 1/2 years will not be required to commence minimum distributions until they terminate employment. Such employees may elect withdrawals during employment subject to Article 11 of the Plan document. Employees who are 5% owners must commence minimum distributions by April 1st of the calendar year after they attain the age of 70 1/2 years.

2.     Summary of significant accounting policies:

The following are the significant accounting policies followed by the Plan:

Basis of accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment valuation and income recognition

The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Units of the Retirement Savings Trust are valued at net asset value at year-end. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is accrued when earned.

Payment of benefits

Benefits are recorded when paid.

3.     Investments:

The following presents investments that represent 5 percent or more of the Plan’s net assets:

	December 31

	2001	2000

Vanguard U.S. Growth Fund	$42,780,840	$53,737,923
Vanguard 500 Index Fund	42,719,441	37,674,835
Vanguard Wellington Fund	42,493,228	27,695,772
Vanguard Windsor II Fund	37,764,602	32,569,824
Vanguard Explorer Fund	27,938,971	23,737,108
Vanguard Retirement Savings Trust	20,003,589	14,504,468
Vanguard International Growth Fund	N/A	12,266,278

During 2001, the Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year, depreciated in value as follows:

December 31 2001
Mutual Funds	$(30,319,217)
SAP ADR Stock Fund	(2,942)

$(30,322,159)

4.     Related-party transactions:

Certain Plan investments are shares of mutual funds managed by an affiliate of Vanguard Fiduciary Trust Company. Vanguard Fiduciary Trust Company is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. All fees for the investment management services are paid by the Plan Sponsor. Effective January 1, 2002, the Company may be reimbursed for reasonable Plan expenses paid by the Company on behalf of the Plan, provided the Company advises the Plan Trustee of the liability owed to the Company.

5.     Plan termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to amend, modify, or terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their employer contributions.

6.     Tax status:

The Internal Revenue Service has determined and informed the Company by a letter dated May 11, 1995, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. The Plan Administrator and the Plan’s counsel believe that the Plan is currently being operated in compliance and is in accordance with applicable requirements of the IRC.

Schedule I
EIN # 36-3556041
Plan #001

SAP America, Inc.
401(k) Plan

Schedule of Assets Held for Investment Purposes – Schedule H, Line 4i
As of December 31, 2001

Identity of issue, borrower,
lessor, or similar party	Description of investment	Current value

*Vanguard Funds:
U.S. Growth	Registered Investment Company	$42,780,840
500 Index	Registered Investment Company	42,719,441
Wellington	Registered Investment Company	42,493,228
Windsor II	Registered Investment Company	37,764,602
Explorer	Registered Investment Company	27,938,971
International Growth	Registered Investment Company	11,857,111
Strategic Equity	Registered Investment Company	11,785,658
Total Bond Market Index	Registered Investment Company	7,415,697
LifeStrategy Growth	Registered Investment Company	5,711,593
Global Equity	Registered Investment Company	2,766,247
LifeStrategy Moderate Growth	Registered Investment Company	2,616,220
LifeStrategy Income	Registered Investment Company	1,482,986
LifeStrategy Conservative Growth	Registered Investment Company	1,366,099
*Vanguard Retirement Savings Trust	Common/Collective Trust	20,003,589
*SAP ADR Stock Fund		1,940,220
Various participants’ loans	Participants' notes receivable bearing interest at rates ranging from 7.5 percent to 10.5 percent due through the year 2012.	3,675,235

		$264,317,737

*Denotes party-in-interest.

Exhibits:

     The following exhibits are filed herewith.

Exhibit No.	Description

23.1	Consent of Arthur Andersen LLP
99.1	Letter from SAP America, Inc. to SEC regarding Arthur Andersen LLP pursuant to SEC release No. 33-8070.

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SIGNATURES

The Plan. Pursuant to the requirements of the Securities Act of 1934, as amended, the Plan Administrator has duly caused this Registration Statement to be signed on the 401(k) Plan’s behalf by the undersigned hereunto duly authorized.

SAP America, Inc. 401(k) Plan

By: /s/ James F. Devine
James F. Devine, as Plan Administrator

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EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Arthur Andersen LLP
99.1	Letter from SAP America, Inc. to SEC regarding Arthur Andersen LLP pursuant to SEC release No. 33-8070.

II-3